UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


LETTER TO: RNS

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985:-

1. the shareholding of The Capital Group Companies, Inc., which equals 112,304,891 shares now represents 14.01% of the issued ordinary share capital of Pearson plc; and

2. the shareholding of Franklin Resources, Inc., which equals 56,515,055 shares, now represents 7.04% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules below.

LETTER FROM:  PEARSON PLC


As of 22 March 2004

Pearson plc

                                                        Number of  Percentage of
                                                           Shares    Outstanding

The Capital Group Companies, Inc. ("CG") holdings     112,304,891        14.008%


Holdings by CG Management Companies and Funds:

-  Capital Guardian Trust Company                      66,974,829         8.291%

-  Capital International Limited                       12,974,829         1.618%

-  Capital International S.A.                           6,078,368         0.758%

-  Capital International, Inc.                         11,230,394         1.401%

-  Capital Research and Management Company             15,552,272         1.940%





                      Schedule of holdings in Pearson plc
                            As of 22 March 2004


                        Capital Guardian Trust Company

Registered Name                                                   Local Shares

State Street Nominees Limited                                        9,906,671

Bank of New York Nominees                                            1,701,568

Chase Nominees Limited                                              27,529,861

BT Globenet Nominees Ltd.                                              638,835

Investors Bank & Trust Co.                                             598,000

Midland Bank plc                                                    10,983,375

Cede & co.                                                              17,500

Deutsche Bank Mannheim                                                   2,200

                                 Schedule B


Bankers Trust                                                        2,681,900

Barclays Bank                                                          427,800

Citibank London                                                         98,300

Nortrust Nominees                                                    9,598,014

Royal Bank of Scotland                                                  75,600

MSS Nominees Limited                                                    54,200

State Street Bank & Trust Co.                                           84,000

RBSTB Nominees Ltd.                                                      2,200

Deutsche Bank AG                                                         2,100

                                 Schedule B


HSBC Bank plc                                                           13,600

Mellon Bank N.A.                                                       136,400

ROY Nominees Limited                                                    54,100

Mellon Nominees (UK) Limited                                         1,814,304

HSBC                                                                    43,900

JP Morgan Chase Bank                                                     4,600

                                                       TOTAL        66,469,028


                             Capital International Limited

Registered Name                                                   Local Shares

State Street Nominees Limited                                          522,762

Bank of New York Nominees                                            3,647,089

Northern Trust                                                         608,344

Chase Nominees Limited                                               1,943,740

Midland Bank plc                                                        60,300

Bankers Trust                                                          295,371

Barclays Bank                                                           67,200

Citibank London                                                         56,000

                                  Schedule B


Morgan Guaranty                                                        211,370

Nortrust Nominees                                                    2,196,346

Royal Bank of Scotland                                                 871,500

MSS Nominees Limited                                                    91,200

State Street Bank & Trust Co.                                          419,400

Lloyds Bank                                                             53,600

Deutsche Bank AG                                                       972,736

HSBC Bank plc                                                          682,230

Mellon Bank N.A.                                                        11,016

                                  Schedule B

KAS UK                                                                  37,125

Bank One London                                                        160,000

Clydesdale Bank plc                                                     67,500

                                                        TOTAL       12,974,829

                                  Schedule B



                          Capital International S.A.


Registered Name                                                   Local Shares

State Street Nominees Limited                                           16,036

Chase Nominees Limited                                               3,195,678

Credit Suisse London Branch                                             20,000

Midland Bank plc                                                       560,000

Barclays Bank                                                          758,518

Pictet & Cie, Geneva                                                    10,900

Citibank London                                                         27,000

Brown Bros.                                                             73,900

                                  Schedule B



Nortrust Nominees                                                       11,300

Morgan Stanley                                                          12,900

Royal Bank of Scotland                                                 265,418

MSS Nominees Limited                                                    17,800

J.P. Morgnan                                                           500,939

State Street bank & Trust Co.                                           99,400

National Westminster Bank                                               99,100

Lloyds Bank                                                             38,800

RBSTB Nominees Ltd.                                                     43,927

                                  Schedule B


Deutsche Bank AG                                                        82,752

HSBC Bank plc                                                          244,000

                                                       TOTAL         6,078,368

                                  Schedule B



                         Capital International, Inc.


Registered Name                                                   Local Shares

State Street Nominees Limited                                        3,508,567

Bank of New York Nominees                                            1,181,099

Northern Trust                                                          52,600

Chase Nominees Limited                                               2,970,240

Midland Bank plc                                                       255,400

Deutsche Bank Mannheim                                                  33,600

Bankers Trust                                                           51,500

Citibank London                                                        174,100

                                  Schedule B


Nortrust Nominees                                                      999,898

Royal Bank of Scotland                                                 193,700

State Street Bank & Trust Co.                                          945,496

RBSTB Nominees Ltd.                                                     38,500

Citibank NA                                                            329,257

HSBC Bank plc                                                          261,437

JP Morgan Chase Bank                                                   235,000

                                                       TOTAL        11,230,394


                                  Schedule B



                  Capital Research and Management Company


Registered Name                                                   Local Shares

State Street Nominees Limited                                          500,000

Chase Nominees Limited                                              15,052,272

                                                       TOTAL        15,552,272

                                  Schedule B



                                   SCHEDULE
                                  PEARSON PLC
                              Outstanding Shares    802,399,547


Registered Holder                           No. of Shares             % of Class

Bank of New York                              464,510                    0.0579%

BONY Europe                                     6,730                    0.0008%

Chase Nominees Ltd                         45,751,367                    5.7018%

Citibank Nominees Ltd.                        596,231                    0.0743%

Clydesdale Bank                               164,440                    0.0205%

Euroclear                                      11,798                    0.0015%

HSBC Bank PLC                                  69,370                    0.0086%

Mellon Trust                                2,495,885                    0.3111%

Merrill Lynch                                 735,490                    0.0917%

Northern Trust Company                        771,685                    0.0962%

Royal Trust Corp of Canada                  2,122,976                    0.2646%

State Street Nominees Limited               3,324,573                    0.4143%

TOTAL                                      56,515,055                    7.0433%



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date:  24 March 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary